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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

06012212

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atlease Gold Limited (f/k/a Sub Nigel Gold Mining Co. Ltd.

*CURRENT ADDRESS Sub Nigel Gold Mine
No. 1 Shaft
Nigel, 1490, South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2006
THOMSON FINANCIAL

FILE NO. 82- 1798 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/4/06

82-1798

AR/S
6-30-04

SUB NIGEL

GOLD MINING COMPANY LIMITED

2004 ANNUAL REPORT

SUB NIGEL

GOLD MINING COMPANY LIMITED

2004 ANNUAL REPORT

SUB NIGEL GOLD MINING COMPANY LIMITED
79/06) ("Sub Nigel" or "the company")
Share Code: SBN ISIN:ZAE 000017539

CONTENTS

ADMINISTRATION

Company Secretary:
CK Loydall (Mrs)

Sub Nigel Head Office:
No. 1 Shaft
Nigel, 1490
Tel No.: (011) 814 7975
Fax No.: (013) 697 1343
Email: reynoldsac@mweb.co.za
stephenw@xnet.co.za

Transfer Secretaries:
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Marshalltown, 2107

Sponsors:
Sasfin Corporate Finance
A Division of Sasfin Bank Limited
P.O. Box 95104
Grant Park, 2051

Attorneys:
Webber Wentzel Bowens
P.O. Box 61771
Marshalltown, 2107

Bankers:
Nedbank Limited
A Division of Nedcor Bank Limited
The Southern Peninsula
57 Heerengracht, Cape Town, 8001

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements set out on pages 4 to 20 for the year ended 30 June 2004 were approved by the board of directors on 12 November 2004 and are signed on its behalf by:

LG Holmes
Non-executive chairman

ST Ward
Chief executive officer

REPORT OF THE INDEPENDENT AUDITORS

Report of the Independent Auditors to the members of
Sub Nigel Gold Mining Company Limited

We have audited the annual financial statements and group annual financial statements of Sub Nigel Gold Mining Company Limited set out on pages 4 to 20 for the year ended 30 June 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material mis-statement. An audit includes:

examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,

* assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and group at 30 June 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Moores Rowland
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town, 12 November 2004

DIRECTORS REPORT

Nature of Business and Principle Activities

Sub Nigel is a junior mining company currently committed to developing the Spaarwater and the Ventersburg underground gold mining projects in South Africa.

Statement of Responsibility

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and related information. The auditors are responsible to report on the fair presentation of the financial statements. The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

The directors are also responsible for the company and group's system of internal financial control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect mis-statement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the financial year under review.

The financial statements have been prepared on the going concern basis, since the directors have every reason to believe that the company and group have adequate resources in place to continue in operation for the foreseeable future.

Financial Results

The results of the company and group's operations for the year ended 30 June 2004 are set out on pages 8 - 20 of this report. The Financial Statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, supported by reasonable and prudent judgements and estimates where required.

Going Concern

The Directors believe that the Company has sufficient funding facilities to operate as a going concern.

Stated Capital

The authorised share capital of the Company was 200 000 000 shares with 66 831 492 shares in issue as at 30 June 2004. (See note 5 of the notes to the Annual Financial Statements)

The issued stated capital increased by 16 200 000 shares from 50 631 492 shares. The increase in the issued stated capital was as a result of the issue of 8 700 000 shares for cash at an average price of 50c per share and the issue of 7 500 000 shares to Gold Fields Limited for the acquisition of the Ventersburg mineral rights.

The control of the current unissued stated capital vests with the Board of Directors under the general authority provided by shareholders at the last Annual General Meeting. The issuance of stated capital under the general authority provided by shareholders is further subject to the JSE Securities Exchange South Africa regulations and the provision of the Sub Nigel Gold Mining Company Limited Share Incentive Trust. The general authority expires on the date of the next general meeting to be held on 22 December 2004.

DIRECTORS REPORT

Subsequent to the year end, 850 000 ordinary shares were allotted, issued and listed at 70 cents per share on 22 October 2004 in terms of the general authority granted at the last Annual General Meeting.

Borrowings

On 16 February 2004, Sub Nigel announced that it had raised R4,35 million under the general authority to issue shares for cash. Proceeds from this issue repaid the outstanding loan to Centracor Resources (SA) (Pty) Ltd as detailed in Notes 6 and 12 of the Notes to the financial statements.

Sub Nigel Share Incentive Trust

The Sub Nigel Share Incentive Trust as detailed in Note 5 of the Notes to the Financial Statements will be adopted at the Annual General Meeting on 22 December 2004, and is designed to provide an alignment of the fortunes of the Company with that of its senior management and Executive Directors. The maximum number of shares to be awarded is limited to 20% of the total issued stated capital of the Company, and the maximum number of shares to be allotted to an individual is limited to 7% of the aggregate number of shares to be issued under Sub Nigel Share Incentive Scheme. Each allotment vests in 3 equal tranches over a period of 3 years. Options are granted on performance based on criteria and allotments are authorised by the Board.

The old share incentive trust is currently in the process of being wound up. The results of the share incentive trust are consolidated in line with JSE regulations.

Dividend Policy

No dividend was declared for the period under review. The company's dividend policy is to declare a fifth of its attributable profit as a dividend, provided that the Company has acceptable cash flow levels.

Property

The registration of property and mineral rights is available for inspection at the registered office of the company during normal business hours.

Environmental Obligations

The company has provided the Department of Minerals and Energy with two bank guarantees of R150 000 each for potential environmental rehabilitation costs to be incurred. R150 000 of which has been provided for in the financial statements for rehabilitation of the Spaarwater project. The other R150 000 in respect of the Ventersburg project has not yet been provided for in the financial statements as no disturbances to the environment at that project had taken place at this point of time.

Review of Operations

The company completed a drilling programme on the Ventersburg project in the Free State to verify certain historical drilling results as well as on the Nigel Reef on the Spaarwater project on the East Rand. The company undertook and completed scoping study reports on the economic potential of the mineral rights concerned. The company is currently converting its mineral rights to new order rights. Details of resources can only be compiled on completion of bankable feasibility studies.

DIRECTORS REPORT

Directorate

The following comprised the Board of Directors for the year ending 30 June 2004:
Mr Leslie Gordon Holmes (Non-executive chairman) (Age: 61)
Mr Patrick St George Glyn (Non-executive director) (Degrees: B Com, B Compt (Hons), C.A. (SA); Age: 48)
Mr Hendrik Gideon Veldsman (Executive director) (Degree: BSc Hons (Geology); Age: 55)
Mr Adrian Carl Reynolds (Executive director; Age: 56)
Mr Stephen Thomas Ward (Chief Executive Officer) (Degrees: BSc [Mining] & MBA; Age: 33)
In terms of the company's articles of association, Mr A C Reynolds retires at the forthcoming annual general meeting. Mr Reynolds is eligible for re-election.
The company has not entered into any contracts of service, other than the service contract with the Chief Executive Officer of the company.

Directors Interest

The directors emoluments are disclosed in the Notes to the Financial Statements under Note 8.
The direct and indirect beneficial interests of the directors of Sub Nigel Gold Mining Company Ltd shares as at 30 June 2004 are set out below. These interests remain unchanged at the date of this report.

	Direct	%	Beneficial Indirect	%
L G Holmes	-	-	15 234 861	22.81%
A C Reynolds	-	-	1 500 000	2.24%
H G Veldsman	362 600	0.5%	1 500 000	2.24%
P St G Glyn	100	-	750 000	1.12%
S T Ward	100	-	8 700 000	13.02%
	362 800	0.5%	27 684 861	41.43%

The directors hold no options to acquire shares.

Secretary

The Company secretary is Mrs C K Loydall.

Borrowing Powers

The Company's articles of association have placed no restriction on its borrowing powers.

Corporate Governance

The directors of Sub Nigel endorse the principles of openness, integrity and accountability in the Code of Corporate Practices and Conduct as set out in the King 2 Report on Corporate Governance for South Africa (The Code). The company has a unitary board structure comprising 3 executive and 2 non-executive directors. The executive directors are responsible for the day-to-day business activities and risk management of the company and are responsible for ensuring that the decisions, strategies and views of the board are implemented.
The company does not have at this time any formal written policies on ethical standards, stakeholder philosophy, employees, the environment and health and safety.

DIRECTORS

Major Shareholders

Set out below are the shareholders holding 5% or more in the capital of the company as at 30 June 2004:

	Number of shares	%
GFL Mining Services Limited	5 000 000	7.48%
GoldFields Limited	7 500 000	11.22%
Falcon Investments (Pty) Ltd	11 249 800	16.83%
Norgold Investments (Pty) Ltd.	8 700 000	13.02%

Shareholder Spread

To the best knowledge of the directors and after reasonable enquiry, the spread of shareholders as at
23 September 2004, as defined by the JSE Securities Exchange South Africa, was as follows:

	Number of Shareholders	% Shareholding
Public shareholders	1 820	57.9%
Non-public shareholders	5	42.1%

Subsidiaries

2003 and 2004

Company	Nature of business	Issued share capital	% Holdings	Shares at cost	AmountsProfit/(loss) owing toafter taxation
The Sub Nigel Share Incentive Trust	Share Trust	-	-	-	--

The Sub Nigel Share Incentive Trust is treated as a subsidiary in order to conform with the requirements issued by the JSE Securities Exchange South Africa.

CERTIFICATE OF COMPLIANCE

In terms of Section 268(G)(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Companies and Intellectual Property Registration Office (CIPRO) all such returns as required by the Companies Act and that all such returns are true, correct and up to date.

CK Loydall (Mrs) *Company Secretary*

BALANCE

At 30 June 2004	Notes	Group 2004 R000'S	Group 2003 R000'S	Company 2004 R000'S	Company 2003 R000'S
Assets					
Mining assets	*3*	**30 678**	28 386	**30 678**	28 386
Property, plant and equipment	*4*	**16**	11	**16**	11
Current assets		**1 395**	485	**1 395**	485
Trade and other receivables		**346**	325	**346**	325
Cash and cash equivalents		**1 049**	160	**1 049**	160
		32 089	28 882	**32 089**	28 882
Equity and liabilities					
Capital and reserves		**31 129**	27 156	**31 310**	27 337
Stated capital	5	**30 428**	23 453	**30 618**	23 643
Accumulated profit		**701**	3 703	**692**	3 694
Long term liabilities	6	**181**	1 511	-	1 330
Current liabilities		**779**	215	**779**	215
Provision	7	**150**	-	**150**	-
Trade and other payables		**529**	107	**529**	107
Bank overdraft		**100**	108	**100**	108
		32 089	28 882	**32 089**	28 882

INCOME STATEMENTS

For the year ended 30 June 2004

		Group		Company	
		2004	**2003**	**2004**	**2003**
	Notes	**R000's**	**R000's**	**R000's**	**R000's**
Revenue		**-**	-	**-**	-
Expenditure	8	**(2 833)**	(1 415)	**(2 833)**	(1 415)
Operating loss		**(2 833)**	(1 415)	**(2 833)**	(1 415)
Investment income		**57**	31	**57**	31
Finance costs	9	**(226)**	(7)	**(226)**	(7)
Loss before taxation		**(3 002)**	(1 391)	**(3 002)**	(1 391)
Taxation	10	**-**	-	**-**	-
Loss after taxation		**(3 002)**	(1 391)	**(3 002)**	(1 391)
Loss per share and headline					
Loss per share (cents)		**(4.50)**	(2.75)	**(4.50)**	(2.75)
Weighted average loss per share (cents)		**(5.06)**	(2.92)	**(5.05)**	(2.91)
Number of shares in issue		**66 705 058**	50 505 058	**66 831 492**	50 631 492
Weighted average number of shares in issue		**59 324 031**	47 671 725	**59 450 465**	47 798 159

STATEMENTS OF CHANGES IN EQUITY

For the year ended 30 June 2004

Group	**Stated Capital R000's**	**Non-Distributable Reserve R000's**	**Accumulated Profit R000's**
Balance at 1 July 2002	22 250	4 743	351
Transfer to accumulated profit	-	(4 743)	4 743
Net loss for the year	-	-	(536)
Change in accounting policy	-	-	(855)
Share issues	1 203	-	-
Balance at 1 July 2003	23 453	-	3 703
Net loss for the year	-	-	(3 002)
Share issues	6 975	-	-
Balance at 30 June 2004	**30 428**	**-**	**701**
Company			
Balance at 1 July 2002	22 440	4 743	342
Transfer to accumulated profit	-	(4 743)	4 743
Net loss for the year	-	-	(536)
Change in accounting policy	-	-	(855)
Share issues	1 203	-	-
Balance at 1 July 2003	23 643	-	3 694
Net loss for the year	-	-	(3 002)
Share issues	6 975	-	-
Balance at 30 June 2004	**30 618**	**-**	**692**

CASH FLOW STATEMENTS

For the year ended 30 June 2004

		Group		**Company**	
	Notes	**2004 R000's**	**2003 R000's**	**2004 R000's**	**2003 R000's**
Cash (utilised by)/generated from operating activities		**(2 445)**	(402)	**(2 445)**	(402)
Cash utilised by operations	17	**(2 827)**	(1 411)	**(2 827)**	(1 411)
Investment income		**57**	31	**57**	31
Utilised to increase working capital	18	**551**	985	**551**	985
Cash (utilised by)/generated by operating activities		**(2 219)**	(395)	**(2 219)**	(395)
Finance costs		**(226)**	(7)	**(226)**	(7)
Cash (expended on) /retained from investing activities		**322**	(9)	**322**	(9)
Additions to property, plant and equipment		**(11)**	(9)	**(11)**	(9)
Additions to mining assets	19	**333**	-	**333**	-
Cash flow from financing activities		**3 020**	-	**3 020**	-
Capital raised		**4 350**	-	**4 350**	-
Loan repaid		**(1 330)**	-	**(1 330)**	-
Movement of cash and cash equivalents		**897**	(411)	**897**	(411)
Cash and cash equivalents at beginning of year		**52**	463	**52**	463
Cash and cash equivalents at end of year	20	**949**	52	**949**	52

1. Accounting policies

The annual financial statements incorporate the following principal accounting policies, which have been applied on a basis consistent with the previous year. These statements comply with the South African Statements of Generally Accepted Accounting Practice.

1.1 Basis of presentation

The annual financial statements are prepared on the historical cost basis of accounting.

1.2 Mining assets

Expenditure incurred on mine development and on mineral rights in advance of production is capitalized. Mine development costs consist primarily of direct expenditure and direct borrowing costs necessary to develop an ore body for economic exploitation. The depreciation of such mining assets is only to commence after the mine has reached commercial production levels, at which stage the depreciation will be computed over the life of the mine, based on proven and probable ore reserves.

1.3 Provisions

Provisions are recognised when the group and company have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

1.4 Exploration costs

Exploration costs are expensed as incurred.

1.5 Basis of consolidation

The consolidated financial statements include those of the company and of its share incentive trust.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost and depredated on the straight-line basis at rates considered appropriate to reduce carrying values to estimated residual value over their estimated useful lives. Cost includes all costs directly attributable to bringing the assets to working condition for its intended use.

The estimated useful life of computer equipment is 3 years.

The estimated useful life of office equipment is 6 years.

1.7 Impairment

The possible impairment of non-current assets is assessed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any impairment loss will be recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, being the higher of an asset's net selling price and value in use. To determine the recoverable amount, management makes its best estimates of the future cash inflows that will be obtained over the life of the mine and discounts the cash flows by a rate that is based on the time value of money adjusted for the risk associated with the applicable project.

Management's best estimate includes only those projections that it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices and fluctuations

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004

in rates of exchange. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

1.8 Deferred Taxation

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from:

9 goodwill for which amortisation is not deductible for tax purposes or

the initial recognition of an asset or liability in a transaction which:

* is not a business combination, and

at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from negative goodwill or from the initial recognition of an asset or liability in a transaction which:

is not a business combination, and

at the time of the transaction, affects neither accounting profit nor taxable profit.

2. Change in Accounting Policy

uring the year, the Group changed its accounting policy with respect to the consolidation of the Sub Nigel Share Incentive Trust. In order to conform with the requirements issued by the JSE Securities Exchange South Africa, the Group now consolidates the Sub Nigel Share Incentive Trust. There was no major effect relating to this change.

During the year, the Group changed its accounting policy relating to the capitalisation of exploration costs. In the previous year, the company's exploration costs were capitalised to the cost of the mining assets. Under the new policy, exploration costs are to be expensed as incurred. The major effect of this change is to record the exploration costs to the income statement.

The effects of the restatement on the financial statements are as follows:

	2004 R000's	2003 R000's
2.2 Balance Sheet		
Borrowings		
Group		
Balance reported under previous policy	-	1 330
Consolidation of The Sub Nigel Share Incentive Trust	181	181
Mining Assets	181	1 511
Group and Company		
Balance reported under previous policy	32 997	29 241
Exploration costs expensed	(2 314)	(855)
	30 678	28 386

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004

	2004 R000's	2003 R000'S
Income Statement and Statement of Changes in Equity		
Distributable reserves		
Group and Company		
Restatement to distributable reserves at the beginning of the year	**855**	-
Exploration costs expensed	**855**	-
Restatement to the income statement	**1 459**	855
Exploration costs expensed	**1 459**	855
Restatement to distributable reserves at the end of the year	**2 314**	855
	2 314	855
3. Mining Assets		
Group and Company		
Buildings, mining title, shafts and equipment and net expenditure capitalised. At cost less amounts recovered		
Spaarwater Project	**28 414**	**28 386**
Opening carrying value	**28 386**	27 183
Additions	**28**	1 203
Ventersburg Project	**2 264**	-
Opening carrying value	**-**	-
Mining rights acquired	**2 258**	-
Additions	**6**	-
Total Mining Assets	**30 678**	28 386

Included in the Spaarwater Project mining assets is portion number 68 of farm number 165, situated on the farm of Grootfontein.
Management has determined, using assumptions and information contained in the scoping studies completed by Metallurgical Design Management (Pty) Ltd, that no impairment of the mining assets is necessary at this point in time.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004

	2004 R000's	2003 R000's
The following assumptions were used by management to determine whether the mining assets may be impaired:		
Forecasted gold price	**$400**	
Forecasted R/$ exchange rate	**R7**	
Discount rate	**15%**	

4. Property, Plant and Equipment

Group and Company

	2004 R000's	2003 R000's
Computer and office equipment Opening net carrying value	**11**	6
Gross carrying value	**18**	9
Accumulated depreciation	**(7)**	(3)
Additions	**11**	9
Depreciation	**(6)**	(4)
Closing net carrying value	**16**	11
Gross carrying value	**29**	18
Accumulated depreciation	**(13)**	(7)

5 Stated Capital

Group

	2004 R000's	2003 R000's
Authorised		
- 200 000 000 (2003: 200 000 000) ordinary shares of no par value		
Issued		
- 66 831 492 (2003: 50 631 492) ordinary shares of no par value		
- stated capital account	**30 618**	23 643
Elimination of treasury shares	**(190)**	(190)
	30 428	23 453

Company

	2004 R000's	2003 R000's
Authorised		
- 200 000 000 (2003: 200 000 000) ordinary shares of no par value		
Issued		
- 66 831 492 (2003: 50 631 492) ordinary shares of no par value		
- stated capital account	**30 618**	23 643

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004

	2004 R000's	**2003 R000's**

During the year 7 500 000 new ordinary shares of no par value were allotted to Gold Fields Limited at an issue price of 35 cents per share. These shares were issued as purchase consideration for the mineral rights to 32 farms or portions of farms in the Ventersburg District,

8 700 000 ordinary shares were issued to Norgold Investments (Pty) Ltd at an issue price of 50 cents per share. These shares have been pledged as secutiry for the debt of R4 350 000 owing to an entity controlled by LG Holmes.

The unissued shares of the company are under the control of the directors, subject to section 221 and 222 of the Companies Act, 1973, as amended, and to the rules and regulations of the JSE Securities Exchange South Africa until the next annual general meeting.

The Sub Nigel Share Incentive Trust is in the process of being wound up and a new Sub Nigel Incentive Trust is to be approved at the Sub Nigel Annual General Meeting,

6. Long term liabilities

	2004	2003
Group		
Centracor Resources (SA) (Pty) Ltd	-	1 330
The Leslie Gordon Holmes Family Trust	**181**	181
	181	1 511
Company		
Centracor Resources (SA) (Pty) Ltd	-	1 330
	-	1 330

7. Provision

Group and Company	**Additional provision R000's**	**Carrying amounts at end of year R000's**
Environmental rehabilitation	150	150

Based on an environmental study performed by Blue Swallow Environmental Services (Pty) Ltd. on the Sub Nigel mine, it was established that a provision of R150 000 be raised as the consideration necessary to restore damaged land. There is however, uncertainties as to the timing and amount of such outflow

At this point in time, no provision was deemed necessary for the environmental rehabilitation of the Ventersburg mine.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004

		2004 R000'S	2003 R000'S
8.	**Expenditure**		
	Group and Company		
	Included in net loss is the following:		
	Auditors' remuneration - for audit services	**36**	13
	Depreciation expense	**6**	4
	Staff Costs	**37**	-
	Directors' remuneration		
	- Executive fees for services as directors	**376**	142
	H G Veldsman	**144**	70
	A C Reynolds	**169**	72
	S T Ward	**59**	-
	- Non-executive fees for services as directors		
	L G Holmes	**.**	-
	P St G Glyn	**4**	-
	The company had 3 employees during the year, excluding directors (2003: nil).		
9.	**Finance Costs**		
	Group and Company		
	Borrowings	**181**	-
10.	**Bank overdrafts**	**35**	1
		216	7
	Taxation		
	Group and Company		
	No provision was made for taxation as a result of losses incurred in the current and prior years.		
	The estimated tax loss available for set off against future taxable income amounts to	**1 596**	1 205
	In addition, unredeemed capital expenditure available for set off against future taxable income derived from mining operations amounts to	**33 015**	30 553

The estimated tax loss has been calculated including prior year losses. These prior year losses were disputed by the South African Revenue Services and the company has lodged an objection thereto.

Contingent Liabilities

Group and Company

Nedbank Limited has provided two guarantees of R150 000 each for the environmental rehabilitation of land at the Spaarwater and Ventersburg projects.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004

ᒼelated Party

Group and Company

Administration fees to the value of R120 000 was paid to Centracor Resources (SA) (Pty) Ltd. In addition to this, the loan amounting to R1 330 000 payable to Centracor Resources (SA) (Pty) Ltd as well as interest thereon of R190 091 was paid in full. The interest was calculated using market related interest rates.

Mr L G Holmes is the sole director as well as indirect shareholder of Centracor Resources (SA) (Pty) Ltd

.oss per Share and Headline Loss per share

Group and Company

Loss per share has been calculated using the net loss for the year of R3 002 380 (2003: R1 390 720) and the number of shares in issue of 66 831 492 (2003: 50 631 492) shares. In respect of the group, the number of shares in issue of 66 705 058 (2003: 50 505 058) was used.

The headline loss per share has been calculated using headline losses of R3 002 380 (2003: 1 390 720) and a weighted average number of shares of 59 450 465 (2003:47 798 159) shares. In respect of the group, a weighted average number of shares of 59 324 031 (2003: 47 671 725) was used.

:omparative Figures

Group and Company

Where necessary, comparative figures have been adjusted to conform with changes in presentation segments.

;egment Report

Group and Company

Geographical segments

The company has two major mining projects in two geographical areas. The Spaarwater project is situated in the East Rand, and the Ventersburg project is located to the east and southwest of the main Free State Goldfields.

Business segments

For management purposes the company is organised into two major mining projects, namely the Spaarwater/Sub Nigel project and the Ventersburg project. These divisions are the basis on which the company reports its primary segment information.

Financial information about business segments is presented in the following report:

	Spaarwater/ Sub Nigel	Ventersburg	Administration	Consolidated
	R000's	R000's	R000's	R000's
Revenue				
External Sales	-	-	-	-
Inter-segment Sales	-	-	-	-
Total Revenue	-	-	-	-

NOTES TO THE FINANCIAL STATEMENT

For the year ended 30 June 2004

	Spaarwater/ Sub Nigel R000's	Ventersburg R000's	Administration R000's	Consolidated R000's
Result				
Segment result	(407)	(1 052)	(1 317)	(2 776)
Interest paid	(96)	(96)	(34)	(226)
Net (loss)	(503)	(1 148)	(1 351)	(3 002)
Other information				
Segment assets	28 414	2 2641 411		32 089
Segment liabilities	150	-	629	779

'inancial Instruments
Group and Company
Credit Risk

Financial assets that potentially subject the group to concentrations of credit risk consist principally of cash, short-term deposits and trade receivables. The group's cash equivalents and short-term deposits are placed with high credit quality financial institutions. Trade receivables are unsecured and are presented net of the allowance for doubtful receivables. The group does not have any significant exposure to any individual customer or counter-party. Accordingly the group has no significant concentration of credit risk.

Interest rate risk

The group's exposure to interest rate risk and the effective interest rates on financial instruments at balance sheet date are:

30 June 2004	Weighted average effective interest rate %	Floating interest rate R'000	Non-interest-bearing R'000
Assets			
Cash	7.95	1 049	-
Trade debtors	-	-	346
Liabilities			
Trade creditors	-	-	(529)
Bank overdraft	11.5	(100)	-
Net financial assets/liabilities)	-	949	(183)
30 June 2003			
Total financial assets	12.55	160	325
Total financial liabilities	15.00	(1 438)	(107)
Net financial (liabilities)/assets	-	(1 278)	218

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004

	2004 R000's	2003 R000's
17. Cash Utilised by Operations		
Group and Company		
Net loss	**(3 002)**	(1 391)
Depreciation	**6**	4
Investment income	**(57)**	(31)
Financing costs	**226**	7
	(2 827)	(1 411)
18. Utilised to Increase Working Capital		
Group and Company		
Increase in accounts receivable	**(21)**	(300)
Increase in accounts payable	**572**	1 285
	551	985
19. Non-cash Flow Investing and Financing Activities		
Group and Company		
Additions to mining assets	**2 292**	1 203
Financed by share issues	**(2 625)**	(1 203)
Cash	**(333)**	-
20. Cash and Cash Equivalents		
Group and Company		
Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalent included in the Cash Flow Statement comprise the following balance sheet amounts:		
Cash and cash equivalents	**1 049**	160
Bank overdraft	**(100)**	(108)
	949	52

NOTICE TO MEMBERS

SUB NIGEL GOLD MINING COMPANY LIMITED
(Reg No. 1984/006179/06) ("Sub Nigel" or "the company")
Share Code: SBN ISIN: ZAE 000017539

Notice is hereby given that the Annual General Meeting of Sub Nigel Gold Mining Company Limited will be held at Sub Nigel Head Office, No. 1 Shaft, Nigel, 1490 on Wednesday, 22 December 2004, at 10h00 for the purposes of considering and, if deemed fit, passing with or without modification, the resolutions set out below:

Ordinary Resolution number 1 - Approval of annual financial statements

"Resolved that the annual financial statements of the company for the year ended 30 June 2004, together with the reports of the directors and the auditors of the company, be and is hereby approved."

Ordinary Resolution number 2 - Re-election of director

"Resolved that Mr A C Reynolds who retires as a director in terms of the company's articles of association, being eligible, offers himself for re-election, be and is hereby re-elected as a director of the company."

In terms of paragraph 3.84(e) of the regulations of the JSE Securities Exchange South Africa, Mr Adrian Reynolds (56 years old) is an executive director (appointed 1 January 2003) and his brief details are as follows:

Educational qualifications: Mechanical engineer.

Directorships and working experience: Thirty years experience in the industry.

Ordinary Resolution number 3 - Auditors re-appointment and remuneration

"Resolved that the firm Moores Rowland be re-appointed as auditors of the company for the ensuing period terminating on the conclusion of the next Annual General Meeting and the directors be authorised to fix the auditors' remuneration for the past year."

Ordinary Resolution number 4 - Unissued shares under the control of directors

"Resolved that in terms of section 221 of the Companies Act, 1973 (Act 61 of 1973), as amended, the company hereby extends, until the next Annual General Meeting, the directors' authority to allot and issue, at their discretion and in terms of the regulations of the JSE Securities Exchange South Africa, the unissued shares of the company"

Ordinary Resolution number 5 - Issue of shares for cash

"Resolved that the directors have the powers to allot and issue any shares of any class already in issue in the capital of the company for cash when the directors consider it appropriate in the circumstances, subject to the following:

this authority shall not endure beyond the earlier of the next Annual General Meeting of the company or beyond 15 months from the date of the meeting;

there will be no restrictions in regard to the persons to whom the shares may be issued, provided that such shares are to be issued to public shareholders (as defined by the JSE Securities Exchange South Africa in its Listing Requirements) and not to related parties;

upon any issue of shares which, together with prior issues during any financial year, will constitute 5% or more of the number of shares of the class in issue, the company shall, by way of a paid press announcement in terms of 11.22 of the JSE Listings Requirements, give full details thereof, including the effect on the net asset value of the company and earnings per share, the number of securities issued and the average discount to the weighted average traded price of the securities over the 30 days prior to the date that the price of such issue was determined or agreed by the company's directors;

that issues in the aggregate in any one financial year may not exceed 15% of the number of shares of that class of the company's issued share (including instruments which are compulsorily convertible into shares of that class) at the date of application less any shares of that class issued, or to be issued in the future arising from options / convertible securities issued during the current financial year, plus any shares to be issued pursuant to an announced, irrevocable and fully underwritten rights offer or to be issued pursuant to any acquisition for which final terms have been announced;

the maximum discount at which securities may be issued is 10% of the weighted average traded price of those securities over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors; and

5% majority of votes cast by the shareholders present or represented by proxy at the General Meeting is required to approve the resolution.

Ordinary resolution number 6 - Adoption of Sub Nigel Share Incentive Scheme

"Resolved that subject to the approval of the JSE Securities Exchange South Africa ("JSE") and the provisions of Schedule 14 of the JSE Listings Requirements, The Sub Nigel Share Incentive Scheme, as tabled and initialed by the chairman for identification purposes, be and is hereby approved and that 14 246 984 ordinary shares of no par value in the authorised but unissued ordinary share capital of the company be and are hereby placed under the control of the directors of the company as a specific authority in terms of sections 221(2) and 222(a) of the Companies Act, 1973 (Act 61 of 1973), as amended, with the power to allot and issue them to employees of the company in accordance with the rules of The Sub Nigel Share Incentive Scheme.

The salient features of the Sub Nigel Share Incentive Scheme are set out below.

Salient features of the Sub Nigel Share Incentive Scheme ("the scheme"):

1. *Nature of the scheme*

The scheme is introduced to provide employees of Sub Nigel and/or its subsidiaries with the opportunity to acquire shares in the capital of the company either directly or through the grant of options as a means of giving such employees an incentive to advance the interests of the company for the ultimate benefit of all stakeholders in the company.

2. *Operation of the scheme*

he board of directors of the company ("the board") may from time to time instruct the trustees of the scheme to offer to an employee ("the offeree") the number of shares or options stipulated by the board, which offer shall remain open for acceptance for a period of 14 days.

2.2 Upon acceptance of the offer the participant will be bound by the offer terms set out below.

3. *Extent of the scheme*

The aggregate maximum number of shares subject to the scheme shall not exceed 14 246 984 ordinary shares in the capital of the company or 20% of the ordinary issued share capital of the company.

4. *Participants*

nly persons involved in the business of the company and/or its subsidiaries, excluding non-executive directors but including persons who may have accepted offers of employment from the company and/or its subsidiaries, or the trustees nomine officio of any family trust or company or close corporation which the board of directors of the company is satisfied has been established primarily for the benefit directly or indirectly of any such person shall be eligible for participation in the scheme.

he participation of an employee shall be at the discretion of the directors of the board of the company.

NOTICE TO MEMBERS

o beneficiary may acquire more than 7% in aggregate of the company's issued share capital in terms of either shares or options acquired and/or held by a beneficiary in terms of the scheme.

5 *Trustees*

here shall at all times be two trustees of the scheme, who may not be beneficiaries under the scheme and who may not be executive directors of the company.

he trustees, subject to the provisions of the JSE Listings Requirements shall have plenary powers to enable them to carry out and give effect to the intent, purpose and provisions of the scheme, provided that they may only purchase shares once a beneficiary or group of beneficiaries to whom such shares will be allocated in terms of the scheme has been identified.

6 *Pricing*

Share purchases shall take place and share options in respect of shares shall be granted to a participant at the market price, being the weighted average of the company's share price ruling as at the close of trading on the JSE on each of the 30 trading days immediately preceding the date upon which an offer is made to an offeree, but not less than the stated value of the shares concerned, provided that the Trustees may in their sole discretion determine in relation to any offer that the market price may be, less than, but not less than 95%, of the average share price ruling as aforesaid, or greater than the average share price ruling as aforesaid,

7 *Payment*

eneficiaries shall acquire ownership of the shares or exercise options on the basis that payment of the purchase price shall be made on the date of acceptance of the offer.

hould the beneficiary not pay the purchase price in full on the date of acceptance of the offer, then the trustees may extend credit to the beneficiary. Such a loan shall be secured by a pledge of the scheme shares concerned and shall bear interest.

8 *Release periods*

Shares purchased or subject to options shall be released to the beneficiary as follows:
33% 12 months after date of acceptance of the offer;
33% 24 months after date of the acceptance of the offer; and
The balance 36 months after date of the acceptance of the offer.

9 *Rights attaching to scheme shares*

The scheme shares shall rank pari passu with the ordinary shares in the company which are already in issue.

10 *Annual disclosure*

The company in its annual report shall summarise:
* The number of scheme shares available in terms of the scheme;
The number of scheme shares or options actually taken up by offerees;
Any changes in the number of scheme shares available in terms of the scheme during the financial year;
ıy changes in the number of scheme shares or options which have actually been taken up by beneficiaries during the financial year;
The number of shares initially taken up by beneficiaries as scheme shares or options and which during the year have ceased to rank as scheme shares or options;
The purchase price at which beneficiaries have been invited to take up scheme shares or options and the total number of scheme shares or options taken up by beneficiaries at each such purchase price;

NOTICE TO MEMBERS

The total number of scheme shares remaining available to be taken up by beneficiaries in terms of the scheme; and

The aggregate amount owing by beneficiaries to the trust as at the dose of the financial year for financial assistance given in the taking up by beneficiaries of scheme shares.

The JSE have determined that in order to allow beneficiaries to acquire up to 7% in aggregate of the company's issued share capital in terms of the scheme a 75% majority of votes cast by the shareholder present or represented by proxy at the annual general meeting will be required to approve this resolution. None of the participants in the Sub Nigel Share Incentive Scheme who are shareholders of the company will be allowed to vote on any resolutions relating to the scheme.

Ordinary resolution number 7 - Other business

"Resolved that such other business as may be transacted at an Annual General Meeting of the company be and is hereby transacted and approved."

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend, speak and, on a poll, vote in his stead. A proxy need not be a member of the company. Proxy forms must reach the company secretary, Mrs C K Loydall, Sub Nigel Head Office, No. 1 Shaft, Nigel, 1490 (PO Box 262, Dunnotta 1496), by not later than 24 hours before the scheduled time of the meeting.

Shareholders who hold their shares in certificated form or are own name dematerialised shareholders and who are unable to attend the Annual General Meeting, which is to be held on Wednesday, 22 December 2004, at 10h00, but wish to be represented at the Annual General Meeting must complete and return the form of proxy enclosed, in accordance with the instructions contained therein to be received by the company secretary by no later than 24 hours before the scheduled time of the meeting.

Other shareholders who hold their shares in a uncertificated form through a Central Share Depository Participant ("CSDP") or broker and who wish to attend the Annual General Meeting, must instruct their CSDP or broker to issue them with the necessary authority to attend the Annual General Meeting in terms of the custody agreement between the shareholders and their CSDP or broker.

Other shareholders who hold their shares in uncertificated form through a CSDP or broker and who wish to vote by way of proxy at the Annual General Meeting, must provide their CSDP or broker with their voting instructions, in terms of the custody agreement entered into between such shareholders and their CSDP or broker. These instructions must be provided to the CSDP or broker by the cut-off time and date advised by the CSDP or broker for instructions of this nature.

In respect of dematerialised shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by the CSDP or broker completes the form of proxy in terms of which he appoints a proxy to vote at the Annual General Meeting.

By order of the board

C K Loydall (Mrs)
Company Secretary
12 November 2004

FORM OF PROXY

SUB NIGEL GOLD MINING COMPANY LIMITED

(Reg No 1984/006179/06) ("Sub Nigel" or "the company") Share Code: SBN
ISIN:ZAE000017539

Form of proxy

For use only by certificated shareholders and own name dematerialised shareholders at the Annual General Meeting of the Company to be held on Wednesday, 22 December 2004 at 10h00, ("The Annual General Meeting" at Sub Nigel Head Office, No. 1 Shaft, Nigel, 1490.

I/We (block letters) ____________________

of ____________________

Telephone: (Work) ( ) ____________ Telephone: (Home): ( ) ____________

being the holders of ordinary shares in the company do hereby appoint:

1.____________________ or failing him,

2..____________________ or failing him,

3. the Chairman of the Annual General Meeting,

as my/our proxy to act for me/us on my/our behalf at the annual general meeting to be held on Wednesday, 22 December 2004 at 10h00 or at any adjournment thereof:

I/We hereby direct that my/our proxy shall exercise his discretion as to the manner in which he votes, except as indicated below:

	Number of votes (one vote per ordinary share)		
	For	Against	Abstain
Ordinary Resolution No. 1: Approval			
of annual financial statements			
Ordinary Resolution No. 2: Re-election			
of Mr A C Reynolds as a director			
Ordinary Resolution No. 3: Auditors			
re-appointment and remuneration			
Ordinary Resolution No. 4: Unissued			
shares under the control of the directors			
Ordinary Resolution No. 5: Issue of			
shares for cash			
Ordinary Resolution No. 6: Adoption			
of Sub Nigel Share Incentive Scheme			

and generally act as my/our proxy at the said Annual General Meeting. If you return this form duly signed, without any specific directions, the proxy shall be entitled to vote as he/she thinks fit.

Dated at ____________ on this the ________ day of ____________ 2004

Signature ____________________

Assisted by me (where applicable) ____________________

Each shareholder is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the Annual General Meeting.

NOTES

Sub Nigel Gold Mining Company Limited shareholder may insert the name of a proxy or the names of two alternative proxies of the Sub Nigel Gold Mining Company Limited shareholder's choice in the space/s provided, with or without deleting "the Chairperson of the annual general meeting", but any such deletion must be initialled by the Sub Nigel Gold Mining Company Limited shareholder concerned. The person whose name appears first on the form of proxy and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

ease insert an "X" in the relevant spaces according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in Sub Nigel Gold Mining Company Limited, insert the number of ordinary shares held in respect of which you desire to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting, at the Annual General Meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A Sub Nigel Gold Mining Company Limited shareholder or his/her proxy is not obliged to use all the votes exercisable by the Sub Nigel Gold Mining Company Limited shareholder or by his/her proxy, but the total of the votes cast and in respect whereof abstentions recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.

3. The date must be filled in on this proxy form when it is signed.

ıe completion and lodging of this form of proxy will not preclude the relevant Sub Nigel Gold Mining Company Limited shareholder from attending the Annual General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. Where there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the order in which the names stand in the register of members, will be accepted.

ɔcumentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries of Sub Nigel Gold Mining Company Limited or waived by the Chairperson of the Annual General Meeting of Sub Nigel Gold Mining Company Limited shareholders.

6. Any alterations or corrections made to this form of proxy must be initialled by the signatory/ies.

minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Sub Nigel Gold Mining Company Limited.

ɔrms of proxy must be received by the company at its registered office of the company, the Company Secretary, Sub Nigel Head Office, No. 1 Shaft, Nigel, 1490 (PO Box 262, Dunnottar, 1496) by not later than Tuesday, 21 December 2004 at 10h00.

ıe Chairperson of the Annual General Meeting may accept or reject any form of proxy, in his absolute discretion, which is completed other than in accordance with these notes.

f required, additional forms of proxy are available from the transfer secretaries of Sub Nigel Gold Mining Company Limited.

Ɔematerialised shareholders, other than those with own name registration who wish to attend the Annual General Meeting must instruct their Central Securities Depository Participant ("CSDP") or broker to issue them with the necessary authority to attend the meeting in terms of the custody agreement between such shareholders and their CSDP's or brokers. Such shareholders who wish to be represented by proxy at the Annual General Meeting must provide their CSDP or broker with their voting instructions in terms of custody agreement between such shareholders and their CSDP's or brokers

SUB NIGEL

GOLD MINING COMPANY LIMITED

Design and Production: Loydall-Webb Documents
Printing: Logoprint, Cape Town

SUB NIGEL

GOLD MINING COMPANY LIMITED

2004 ANNUAL REPORT